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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39189

Issuer: UWM Holdings Corporation Exchange: The NASDAQ Capital Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address: 585 South Blvd. E Pontiac, Michigan, 48341 Telephone number: 248-833-4530

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Class A Common Stock, par value $0.0001

Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share

Units, consisting of one share of Class A Common Stock and one-fourth of one Warrant, whereby each whole Warrant entitles the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share of

Class A Common Stock

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. [1]

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, UWM Holdings Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

January 21, 2021	By:	/s/ Tim Forrester	Chief Financial Officer
Date		Name: Tim Forrester	Title: Chief Financial Officer

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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